Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2017

Edmonton, Alberta, August 2, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the second quarter ended June 30, 2017.

Martin Ferron, President and Chief Executive Officer of the Company stated, “This was a quarter in which we experienced considerable operational adversity. As well as facing wetter than normal spring break up conditions, especially in June, we had to deal with the very negative impact of a plant fire at one of our busiest worksites. This fire caused the cancellation of a major earthworks stripping contract, right at the very point that we were poised to start it and resulted in the deferral of other planned work at the site.”

Additionally Mr. Ferron commented, “On other business fronts we made solid progress in our quest for a degree of revenue diversification, with the award of a coal excavation project in British Columbia. We were also delighted to negotiate a much improved credit facility, which expands our available liquidity by over $50 million, without borrowing base limitations.”

Mr. Ferron concluded, “All in all, despite the seasonal slowness of the second quarter, we still expect to achieve our financial objectives for 2017, with notably around 25% of our EBITDA for the second half of the year coming from two projects outside the oil-sands.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Second Quarter Ended June 30, 2017

For the three months ended June 30, 2017, the Company recorded $47.6 million dollars of revenue, $2.2 million of Consolidated EBITDA and achieved a Consolidated EBITDA margin of 4.6%. As of June 30, 2017 the Company had $34.6 million cash on hand.

On May 3, 2017 the Company completed the first phase of the previously announced expansion of its Normal Course Issuer Bid, purchasing and subsequently cancelling 819,395 voting common shares.

On June 1, 2017 the Company commenced the second phase of the previously announced expansion of its Normal Course Issuer Bid which allows the Company to purchase and subsequently cancel up to an additional 838,119 voting common shares.

Highlights of Events Post Second Quarter

Revenue Diversity

On June 6, 2017, the Company was awarded a contract to provide mine support services at the Fording River coal mine in southeast British Columbia. The contract contemplates the use of a fleet of large haul trucks, shovels and excavators to support the customer’s coal mining operations by extracting and hauling coal as well as removing associated waste materials. The Company began mobilization of its fleet to the site in late June, 2017, with operations starting in July, 2017 and completion planned for December, 2017.

NEWS RELEASE

The Company believes that this recent award, coupled with its continued mine support activities at the Red Chris copper mine in northwest British Columbia, provides a strong foundation that can be leveraged in its continuing efforts towards achieving revenue diversity. Notably, the Company has been shortlisted for work on two other non-oil sand mines that may commence in Q3.

New Credit Facility

Subsequent to period end, on August 1, 2017, the Company entered into a new Credit Facility Agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing its current Sixth Amended and Restated Credit Agreement (the "Previous Credit Facility"). The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions (an increase from the $70.0 million Revolver and $30.0 million Term Loan of the Previous Credit Facility). This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million (an increase from the $90.0 million limit under the Previous Credit Facility).

Unlike the Company’s Previous Credit Facility, the Credit Facility is comprised solely of a Revolver feature and does not have a borrowing base to limit available borrowings.

Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1 (the same limit as the Company’s Previous Credit Facility), except in the case of the following four quarters after an acquisition for which the aggregate consideration exceeds $25.0 million, where the ratio will increase by 0.5:1. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1 (an increase on the minimum requirement from 1.0:1 under the Company’s Previous Credit Facility).

•	The Senior Leverage Ratio is defined as Senior Debt to Adjusted EBITDA; and

•	The Fixed Charge Coverage Ratio is defined as Adjusted EBITDA less cash taxes to Fixed Charges.

Financial Covenants are to be tested quarterly on a trailing four quarter basis.

The Credit Facility pricing includes a twenty-five basis point reduction to the Company’s borrowing rate and a five basis point reduction to the standby rate, at the current leverage ratio, when compared to the Previous Credit Facility pricing.

The following new or revised non-GAAP terms are used or defined in detail within the Company’s Credit Facility and summarized below:

• "Adjusted EBITDA", defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income. This is a modification to the definition of Consolidated EBITDA as defined under the Previous Credit Facility. Under the Previous Credit Facility cash stock-based compensation expense was not excluded from the calculation of Consolidated EBITDA.

•	"Fixed Charges", re-defined in the Credit Facility to exclude scheduled Previous Credit Facility repayments from the determination of Fixed Charges as defined in the Previous Credit Facility. The non-GAAP measure of Previous Credit Facility Fixed Charges is defined in "Non-GAAP Financial Measures" in this Earning Release.

•	“Senior Debt”, defined as total debt excludes Convertible Debentures and obligations owing under hedge arrangements.

NEWS RELEASE

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is subject to non-refundable standby fees, 0.35% to 0.65% depending on its senior leverage ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.

The Company believes that this new facility is less restrictive, supports its strategic priorities and provides the Company with the ability to expand its liquidity in line with its growth.

Declaration of Quarterly Dividend

On August 1, 2017 the NAEP Board of Directors declared a quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on August 31, 2017. The Dividend will be paid on October 6, 2017 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$47,624	$24,244	$23,380
Project costs	21,990	8,136	13,854
Equipment costs	18,720	8,444	10,276
Depreciation	8,073	5,528	2,545
Gross (loss) profit(1)	$(1,159)	$2,136	$(3,295)
Gross (loss) profit margin(1)	(2.4)%	8.8%	(11.2)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,944	4,905	39
Stock based compensation expense	391	1,760	(1,369)
Operating loss	(6,590)	(5,266)	(1,324)
Interest expense	1,758	1,581	177
Net loss	(6,200)	(4,926)	(1,274)
Net loss margin(1)	(13.0)%	(20.3)%	7.3%
EBITDA(1)	1,674	1,034	640
Consolidated EBITDA(1)	2,175	1,654	521
Consolidated EBITDA margin(1)	4.6%	6.8%	(2.2)%

Per share information
Net loss - Basic	$(0.23)	$(0.16)	$(0.07)
Net loss - Diluted	$(0.23)	$(0.16)	$(0.07)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net income to EBITDA and Consolidated EBITDA follows below under “Non-GAAP Financial Measures”.

NEWS RELEASE

Results for the Second Quarter Ended June 30, 2017

For the three months ended June 30, 2017, revenue was $47.6 million, up from $24.2 million in the same period last year. Last year's wildfire and subsequent May 3, 2017 evacuation of Fort McMurray negatively affected the Company’s activities in the prior year quarter. The wildfire shut down all of its operations in the Fort McMurray area and significantly delayed the ramp up of summer mine support activities.

Current year revenue was driven by overburden removal work at the Millennium mine site and mine support services work at the Millennium, Kearl, Mildred Lake and Aurora mine sites. The Company’s activity in the quarter was negatively impacted by a customer’s cancellation of a significant earthworks contract as a result of a plant fire. The Company was able to secure replacement work for the majority of the fleet committed to the cancelled project, but lost the early start-up advantage as the Company had to relocate the equipment to other sites. Contributing to the slower spring quarter was the ever changing weather conditions during the period which resulted in shift cancellations and continuous haul road repairs for the Company’s overburden removal work.

Complementing the Company’s results in the quarter was its continued mine support activities at the Red Chris copper mine located in northern British Columbia and mobilization activities for the Company’s new mine support service contract at the Fording River coal mine located in southeastern British Columbia.

For the three months ended June 30, 2017, gross loss was $1.2 million, down from a $2.1 million gross profit, or an 8.8% gross profit margin, in the same period last year. The gross loss in the quarter was the result of start-up delays on new projects as a result of the earthworks contract cancellation coupled with lower productivity and haul road repairs on the Company’s overburden removal work as a result of the aforementioned changing weather patterns that occurred during the quarter. Contributing to the gross loss was lower pricing negotiated by the Company’s customers on its long-term service agreements and equipment running repair activities as the Company drew down on its maintenance backlog generated from a very strong first quarter winter works program, in preparation for the ramp-up of activities in the second half of the year. Prior year results did not include a similar sized drawdown of maintenance backlog, typical for spring breakup period, as a result of the 2016 Fort McMurray wildfires and related operational shutdown.

For the three months ended June 30, 2017, depreciation was $8.1 million, up from $5.5 million in the same period last year.

For the three months ended June 30, 2017, the Company recorded an operating loss of $6.6 million, an increase from a $5.3 million operating loss for the same period last year. General and administrative expense, excluding stock-based compensation cost, was $4.9 million for the quarter, consistent with the $4.9 million for the same period last year.

Stock-based compensation expense decreased $1.4 million compared to the prior year primarily as a result of the effect of the lower share price on the carrying value of the liability classified award plans.

For the three months ended June 30, 2017, the Company recorded a $6.2 million net loss (basic loss and diluted loss per share of $0.23), compared to the $4.9 million net loss (basic and diluted loss per share of $0.16) recorded for the same period last year.

Interest expense was $1.8 million for the quarter, up from $1.6 million for the same period last year, primarily due to the issuance of Convertible Debentures at the end of the prior quarter partially offset by the redemptions of the Series 1 Debentures in prior periods. The Company recorded $2.2 million of deferred income tax benefit in the current period compared to the $1.9 million of deferred income tax benefit recorded in the period year driven by the higher loss in the current period.

The variance between the basic loss per share in the current period and the basic loss per share in the prior period is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 27,241,717 for the three months ended June 30, 2017 compared to 30,212,275 for the three months ended June 30, 2016.

NEWS RELEASE

Outlook

Although the much watched weekly oil inventory levels in the US are drawing wide ranging conclusions, it is the Company’s view that a re-balancing of oil supply and demand appears to be underway. Therefore, although the deep and unusually long cyclical downturn in the oil industry is well into its third year, the worst seems to be in the past. NAEP is currently anticipating that the oil price will perhaps only average around US$50 per barrel for 2017 but may end the year at over US$55 per barrel and then extend gains into 2018.

In response to the downturn, most of the Company’s oil sands mining customers elected to increase their production and all slashed their expenses in order to lower operating costs per barrel. While it is unlikely that new mines will be announced until oil prices are much higher, it is important to note that the new Fort Hills mine is due on-stream late this year and this new mine, together with the drive for increased production on most existing mines, should lead to greater volumes of recurring mine services for the Company to address.

Several of the Company’s customers have achieved operating cost savings per barrel of around 30% in Canadian dollar terms, which equates to about 40% in US dollars, due to the depreciation of the Canadian dollar, in which most expenses are incurred. As the Canadian dollar is not expected to appreciate much more than recently in 2017, this situation still provides the Company’s customers with a meaningful cost advantage to exploit. The Company believes this is translating into more work opportunities, such as a reclamation project that bolstered first quarter results.

Another example of an opportunity resulting from high oil sands production is the overburden stripping contract the Company was awarded in January and planned to commence in this second quarter. Unfortunately, due to a plant fire at the mine site, the job was cancelled, which resulted in a more normal, seasonally slow, spring break-up period for the Company. Early indications point to similar recurring earthmoving volumes being available for next winter.

In other resource industries, such as coal, iron ore, base metals, and precious metals, the Company has seen much increased bidding activity and opportunities. The Company was successful in winning a summer 2016 tailings dam construction job at the Red Chris copper mine in British Columbia, which has been extended through 2017. More recently the Company has been awarded a coal excavation job at the Fording River mine, for the second half of 2017, the work site again being in British Columbia. The Company is extremely pleased with the progress it has made to achieve a degree of revenue diversification and expects that success to continue as the Company has been shortlisted for work on two other mines that may commence in Q3.

The Company anticipates the workload from these two non-oil sands projects to positively contribute to its financial results in the second half of the year and will add to a mix of small construction jobs and recurring work that the Company expects to execute in the oil sands. Although, due to the extended impact of the plant fire and oil price uncertainty, the construction season in the oil sands will not be as robust as the Company had earlier hoped, the work secured outside that market should counter this situation.

NEWS RELEASE

The Company’s business development efforts in the infrastructure sector continue and it has received additional partnering requests and opportunities to participate in major infrastructure projects. The Company was very pleased to qualify to bid for the Fargo-Moorhead flood mitigation project, in the northern US, as part of a strong consortium. The bid will be completed in Q1/2018, with an award expected in Q3/2018 to the successful proponent.

The Company definitely views the infrastructure sector as a positive opportunity and is actively pursuing both major and minor projects. In major infrastructure projects, the Company seeks to find strong senior partners with mega-project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If the Company’s partnership is successful in the tender, it looks to self-perform the earthworks while also contributing to the overall project management team. In situations where the Company’s project team is not awarded the work, it will continue to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). The Company believes the project insight and knowledge gained by being a project partner increases its ability to accurately assess risk and price as a subcontractor.

The Company’s debt restructuring initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure is providing a stable base to allow the Company to remain competitive in its pricing and affording it with the ability to take advantage of organic growth and potential acquisition opportunities.

In summary, the Company continues to pursue heavy civil construction contracts in the oil sands, along with a series of more diversified resource projects and major infrastructure opportunities. The Company is excited about its organic growth potential and believes it can capitalize on it to grow both Consolidated EBITDA and free cash flow significantly over the next three years. Although the cancellation of the overburden stripping contract, mentioned earlier, was another adverse event for the Company to deal with, it believes that it has the work in hand and further work opportunities to still meet its financial growth targets for 2017.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended June 30, 2017 tomorrow, Thursday, August 3, 2017 at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-866-521-4909

International: 1-647-427-2311

A replay will be available through September 3, 2017, by dialing:

Toll Free: 1-800-585-8367

International: 1-416-621-4642

Conference ID: 51930799

The live and archived webcast can be accessed at:

http://www.gowebcasting.com/8559

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “gross profit margin”, “Total Debt”, “Senior Debt”, “Fixed Charges”, “free cash flow”, “EBITDA” and “Consolidated EBITDA”.

NEWS RELEASE

Gross Profit and Loss, Margin, Total Debt, Fixed Charges, free cash flow, and Consolidated EBITDA

“Gross profit” and “Gross Loss” are defined as revenue less: project costs, equipment costs, and depreciation. “Gross profit margin” is defined as gross profit as a percentage of revenue.

The Company believes that gross profit (loss) is a meaningful measure of the business as it portrays results before general and administrative (“G&A”) overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit (loss) and gross profit (loss) margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NAEP uses this reference and related calculation are in relation to “gross profit margin”, “operating income margin”, “net income margin” or “Consolidated EBITDA margin”.

NAEP believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

“Total Debt” is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under the Company’s Previous Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures (the “Convertible Debentures”); and (iv) liabilities from hedge and swap arrangements. The Company’s definition of Total Debt excludes deferred financing costs related to Total Debt. The Company believes Total Debt is a meaningful measure in understanding its complete debt obligations.

“Senior Debt” is defined under the Previous Credit Facility as Total Debt plus outstanding Letters of Credit under the Company’s Previous Credit Facility, less: (i) purchase money debt incurred for construction of particular property or equipment, but only for 60 days after the property or equipment is commissioned for use; (ii) convertible unsecured subordinated debentures; and liabilities from hedge and swap arrangements.

"Fixed Charges", as defined in the Company’s Previous Credit Facility represents cash interest, scheduled payments on debt, unfunded cash distributions and unfinanced net capital expenditures. The term "unfunded" is defined as requiring borrowings from the Previous Credit Facility or the issuance of the Company’s shares to support cash distributions such as dividends payments or the redemption of any class of its shares. The term "unfinanced" is defined as expenditures.

“Free cash flow” is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). The Company feels free cash flow is a relevant measure of cash available to service its Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

"EBITDA" is defined as net income before interest expense, income taxes, depreciation and amortization.

NEWS RELEASE

"Consolidated EBITDA" is defined in the Company’s Previous Credit Agreement as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.

The Company believes that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of the Company’s business. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s Previous Credit Facility requires it to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the Previous Credit Facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company’s computations of EBITDA and Consolidated EBITDA may vary from others in the industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income to Consolidated EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2017	2016
Net loss	$(6,200)	$(4,926)
Adjustments:
Interest expense	1,758	1,581
Income tax benefit	(2,163)	(1,883)
Depreciation	8,073	5,528
Amortization of intangible assets	206	734
EBITDA	1,674	1,034
Adjustments:
Loss on disposal of plant and equipment	5	43
Gain on disposal of assets held for sale	(115)	(40)
Equity classified stock-based compensation expense	611	617
Consolidated EBITDA	$2,175	$1,654

NEWS RELEASE

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”, “continue”, “should”, “estimate”, “potential”, “likely”, “target” or similar expressions. Forward looking statements include the statements that the Company expects to achieve its financial objectives for 2017, with around 25% of its EBITDA for the second half of the year coming from two projects outside the oil sands; that the Company anticipates the oil price will perhaps only average around US$50 per barrel for 2017 but may end the year at over US$55 per barrel and then extend gains into 2018, that the Fording River coal mine project will be completed in December of 2017; that the Fording River award, coupled with the Company’s continued mine support activities at the Red Chris copper mine in northwest British Columbia, provides a strong foundation that can be leveraged in the Company’s continuing efforts towards achieving revenue diversity; that the Company’s new Credit Facility provides the ability to expand its liquidity in line with its growth; that no new mines will be announced until oil prices are much higher, but that the new Fort Hills mine is due on-stream late this year and that it, together with the drive for increased production on most existing mines, should lead to greater volumes of recurring mine services; that the Canadian dollar will not appreciate much more than recently in 2017 and that the same should translate into more work opportunities for the Company; that recurring earthmoving volumes next winter should be similar to what we expected this winter; that the Company will be able to achieve continued success with its revenue diversification efforts; that the workload from the Red Chris, Fording River project will contribute positively to the Company’s financial results in the second half of FY2017 and will add to a mix of small construction jobs and recurring work that the Company expects to execute in the oil sands; that work secured outside of the oil sands market will counter the lack of robustness in the construction opportunities in oil sands in FY2017; that the Fargo-Moorhead flood mitigation project bid will be completed in Q1/2018 and will be awarded in Q3/2018; the Company believes the project insight and knowledge gained by being a project partner increases its ability to accurately assess risk and price as a subcontractor; that the Company’s recent debt restructuring initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to allow the Company to remain competitive in its pricing and provide it with the ability to take advantage of organic growth and potential acquisition opportunities; that the Company can capitalize on its organic growth potential to grow both Consolidated EBITDA and free cash flow significantly over the next three years; and that the Company believes it has the work opportunities to still meet its financial growth targets for 2017.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2017. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA

Director, Finance and Information Technology

North American Energy Partners Inc.

(780) 969-5574

dbrunetta@nacg.ca

www.nacg.ca